July 11, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wytec International, Inc.
Withdrawal of Registration Statement on Form S-1
Filed on December 22, 2021 (File No. 333-261838)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Wytec International, Inc., a Nevada corporation (the “Company”), hereby requests that its Registration Statement on Form S-1 (File No. 333-261838), as initially filed with the Securities and Exchange Commission (the “Commission”) on December 22, 2021 (the “Registration Statement”), be withdrawn effective as of the date hereof or at the earliest practicable date thereafter.

The Company is seeking withdrawal of the Registration Statement because it does not plan to pursue a public offering on a Form S-1 Registration Statement at this time. Because the proposed offering of the shares registered under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Company confirms that no securities have been sold or will be sold pursuant to the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company for future use. It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

Should you have any questions regarding this request for withdrawal, please contact Arthur Marcus of Sichenzia Ross Ference Carmel LLP by telephone at (646) 810-0592 or email amarcus@srfc.law | www.srfc.law

Regards,

/s/ William H. Gray

William H. Gray

President/CEO

Wytec International, Inc.

19206 Huebner Rd San Antonio, Texas 78258